TRANSCRIPT

Filed by Range Resources Corporation

(Commission File No.: 001-12209)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Range Resources Corporation

(Commission File No.: 001-12209)

EQT Corporation (NYSE: EQT)

Range Resources Corporation (NYSE: RRC)

EQT and Range Strategic Combination Conference Call

October 26, 2026

EQT and Range Strategic Combination Conference Call

CORPORATE SPEAKERS:

Cameron Horwitz

EQT Corporation: Managing Director, Investor Relations and Strategy

Toby Rice

EQT Corporation: President and Chief Executive Officer

Dennis Degner

Range Resources Corporation: President and Chief Executive Officer

Jeremy Knop

EQT Corporation: Chief Financial Officer

PARTICIPANTS:

Neil Mehta

Goldman Sachs; Analyst

Betty Jiang

Barclays, Analyst

Arun Jayaram

JPMorgan, Analyst

Phillip Jungwirth

BMO, Analyst

Joshua Silverstein

UBS, Analyst

Sam Margolin

Wells Fargo, Analyst

John Abbott

Wolfe Research, Analyst

James West

Melius Research, Analyst

Bob Brackett

Bernstein Research, Analyst

Gabe Daoud

Truist, Analyst

David Deckelbaum

Stifel, Analyst

Bertrand Donnes

William Blair, Analyst

John Annis

Texas Capital, Analyst

Leo Mariani

Roth, Analyst

Noel Parks

Tuohy Brothers Investment Research, Analyst

EQT and Range Strategic Combination Conference Call

PRESENTATION:

Operator: Hello, everyone. Thank you for joining us. And welcome to the EQT and Range Strategic Combination Conference Call. (Operator Instructions)

I will now hand the conference over to Cameron Horwitz Managing Director, Investor Relations and Strategy.

Cameron, please go ahead.

Cameron Horwitz: Good morning. And thank you for joining today’s call to discuss EQT’s acquisition of Range Resources.

With me today are Toby Rice, President and Chief Executive Officer of EQT; Jeremy Knop, Chief Financial Officer of EQT; and Dennis Degner, President and Chief Executive Officer of Range.

In a moment, Toby, Jeremy and Dennis will present their prepared remarks with a question and answer session to follow.

An investor presentation outlining the transaction has been posted to the Investor Relations portion of our website and we will reference certain slides during today’s discussion.

A replay of today’s call will be available on our website beginning this evening.

I’d like to remind you that today’s call may contain forward-looking statements.

Actual results and future events could materially differ from these forward-looking statements because of factors described in today’s press release, our investor presentation, the risk factors section of our most recent Form 10-K and in subsequent filings we make with the SEC.

We do not undertake any duty to update any forward-looking statements.

Today’s call also contains certain non-GAAP financial measures.

Please refer to today’s press release and investor presentation for important disclosures regarding such measures including reconciliations to the most comparable GAAP financial measures.

Lastly, in connection with the transaction, EQT intends to file with the SEC a registration statement that will include a joint proxy statement of EQT and Range, and will contain important information regarding the transaction.

EQT and Range Strategic Combination Conference Call

With that, I’ll turn the call over to Toby.

Toby Rice: Thanks, Cam. And good morning, everyone. This morning, we announced an agreement to acquire Range Resources in an all-stock transaction creating what we believe is the undisputed leading natural gas platform in North America. This transaction comes at a pivotal moment for America’s economy as the convergence of modern industry and energy ushers in a new era of growth.

Nowhere is this transformation more evident than in Appalachia which is emerging as the epicenter of the U.S. economic renaissance.

With a significant inflection in natural gas demand on the horizon, driven by new power generation facilities and expanding pipeline infrastructure, we believe this combination supercharges EQT’s positioning making us the operator of choice for this next wave of demand and unlocking opportunities to create differentiated shareholder value from our combined world-class resource base that neither company could achieve independently.

The combination of EQT and Range brings together two of the highest quality, longest-duration natural gas assets in North America, with more than 30 years of inventory served by EQT’s integrated infrastructure, EQT’s leading commodities marketing platform and a fortress investment-grade balance sheet.

We forecast a pro forma unlevered free cash flow breakeven below $2 per million Btu, making EQT the lowest cost and highest quality natural gas producer in the country by a wide margin.

The combined company’s peer-leading inventory duration and unmatched cost structure provides tremendous resilience through commodity cycles while enhancing upside exposure to strengthening natural gas fundamentals. This acquisition also provides additional scale and productive capacity to dedicate to premium supply agreements, further solidifying EQT as the partner of choice for power providers and other large energy users seeking long-duration natural gas supply.

Range’s assets represent some of the highest quality natural gas inventory in North America with acreage directly offsetting EQT’s core positions in both Southwest and Northeast Pennsylvania. The combined asset base gives us a broader and complementary development footprint that we can optimize as one system. This will give us greater flexibility to optimize development sequencing, infrastructure utilization and volume flows while allocating capital towards the highest return opportunities across the combined inventory.

We believe this combination positions the company to capitalize on long-term demand opportunities with superior capital efficiency while providing lower cost and more reliable supply to customers than either company could independently achieve.

EQT and Range Strategic Combination Conference Call

The strategic fit becomes even more compelling given Range’s proximity to the Clarington, Ohio delivery point which is increasingly becoming a focal point for new power generation and pipeline takeaway projects. EQT’s power Pipeline open season reflects the significant demand we see emerging in that area and this combination meaningfully strengthens our ability to serve that demand with low-cost, reliable long-duration supply.

Turning to deal synergies.

Our diligence has identified annual base synergies of $325 million, consisting largely of corporate and organizational efficiencies and operating savings with the achievability of those savings strengthened by the adjacency of the assets and our experience integrating large-scale transactions.

However the most compelling opportunity lies in unlocking the value of Range’s molecules beyond the wellhead which we believe is the next leg of value creation for this industry in an area where EQT has established itself as a clear leader.

We believe there is more than $300 million of additional long-term annual synergy upside from midstream system optimization, gas, LNG and LPG marketing optimization additional premium supply deals and partnering to accelerate inventory development into long-term demand growth. Based on our experience and track record of capturing synergies, we are confident our team can deliver this value for our shareholders.

Stepping back, the industrial logic of this combination is clear and compelling.

We are bringing together two world-class offsetting resource positions that can be developed more efficiently as one system and pairing them with EQT’s integrated infrastructure and commercial platform. The outcome is a company with superior inventory depth and duration, the lowest free cash flow breakeven in the industry, advantaged connectivity to significant power and LNG demand growth, a fortress investment-grade balance sheet and ultimately, a company best positioned to serve customers and ensure America’s modern economy has access to low-cost, reliable, clean natural gas for decades to come.

We believe the combination of asset quality, durability, market access and financial strength creates the strongest natural gas platform not only in North America but in the world, one built to thrive through the inevitable cycles positioned to uniquely capitalize on new demand growth and compound free cash flow per share for decades to come.

I’ll now turn the call over to Dennis.

Dennis Degner: Thanks, Toby. And good morning, everyone. This transaction marks a major milestone in the Range story following the discovery of the Marcellus Shale over 20 years ago. Range’s technical team transformed that world-changing discovery into a high-quality drilling inventory measured in decades.

EQT and Range Strategic Combination Conference Call

Over the years, we have showcased industry-leading technical abilities, expanded access to international markets, built a bulletproof balance sheet and created a business capable of generating free cash flow through market cycles.

Of course none of this would be possible without the incredible work of our team. Their relentless focus on innovation, commitment to operational excellence, environmental leadership and dedication to our mission, enable us to make this next step in our journey.

I can confidently say that Range has never been in a stronger position than it is today.

As we look to the future, the Range Board determined that partnering with EQT is the best way to accelerate value creation for shareholders, driven by a new level of enhanced scale, efficiency and operational success from this incredible resource.

We believe this is a true win-win for shareholders, employees, customers and the communities where we live and work.

The transaction exchange ratio represents a compelling premium for Range shareholders, and the all-stock consideration provides them with the opportunity to participate in the significant value creation opportunities of America’s largest and only vertically integrated natural gas producer.

We also expect our customers and partners around the world will benefit from this transaction as we gain critical scale, mainstream infrastructure and expanded market access here and abroad.

Together with EQT, we believe we will be in an even better position to realize the full potential of our asset base and meet the growing global demand for reliable energy for decades to come.

We share EQT’s vision for the future of our industry and their conviction that the Appalachian Basin remains the crown jewel of the world’s natural gas resources.

We are confident that together, we will unlock the immense value of our assets to support this demand.

Most importantly, we are excited to join a like-minded organization that shares similar values. Range and EQT are committed to engaging and investing in employees, working safely and efficiently and being responsible members of the communities where we live and work.

We will continue to focus on supporting and empowering our teams as a combined company and are excited for this next chapter of range, along with the compelling opportunities that we will unlock together with EQT.

EQT and Range Strategic Combination Conference Call

With that, I’ll turn the call over to Jeremy.

Jeremy Knop: Thanks, Dennis.

As Toby outlined, this combination creates the undisputed leading natural gas platform in North America, the resulting scale and durability of the business combined with our integrated platform and investment-grade balance sheet creates a differentiated investment proposition with the scale and financial relevance to compete for capital alongside the largest energy companies in the world.

Turning to deal structure. EQT will acquire Range in an all-equity transaction with a pro forma enterprise value greater than $50 billion. Range shareholders will receive 0.987 shares of EQT common stock for each Range share owned, resulting in existing EQT shareholders owning approximately 73% of the combined company and Range shareholders owning approximately 27% at closing.

The all-equity nature of the transaction strengthens our balance sheet while creating an even more resilient and diverse asset base.

We believe this transaction solidifies EQT’s position to reach BBB or equivalent credit ratings from all agencies by early 2027.

Our commitment to maintaining a bulletproof balance sheet remains unwavering.

As such, we are setting a pro forma maximum debt target of 1x net debt to adjusted EBITDA at a $2.75 NYMEX natural gas price to achieve and maintain BBB or equivalent credit ratings through the cycle.

Consistent with EQT’s existing strategy, we intend to allocate capital towards disciplined investments in sustainable growth supported by new contractually linked demand, while building cash, opportunistically repurchasing shares and sustainably growing our base dividend. The combination with Range, both supercharges and derisk this plan and positions EQT to compound shareholder capital for the long term in a way that no peer is able to match.

As Toby mentioned, we project a pro forma unlevered free cash flow breakeven below $2 per MMBtu, positioning EQT to generate material free cash flow even through the low parts of the commodity cycle. To hammer this point home, we project 5-year cumulative pro forma free cash flow of nearly $14 billion at a $2.75 per MMBtu natural gas price which is a level where the bulk of our peers will be free cash flow neutral or negative.

Importantly, we also maintained significant exposure to upside price environments because our low-cost structure minimizes the need to defensively hedge.

EQT and Range Strategic Combination Conference Call

With cumulative pro forma 5-year free cash flow north of $38 billion under a $5 per MMBtu upside price scenario. The intrinsic value of the business is strong, but the upside optionality we have created through this large-scale integrated natural gas platform is even stronger.

Importantly, the combined sales portfolio also gives us multiple avenues to improve realizations over time.

We will have approximately three Bcf per day of pro forma in-basin production that can be directed towards premium, long-term supply agreements, providing material exposure to improving local basis over the coming years.

We also have nearly one Bcf per day of international market exposure through EQT’s existing LNG contracts and the greater scale of the combined company gives us the option to increase that exposure as attractive opportunities emerge.

Additionally, we plan to leverage the capabilities of EQT’s commodities organization across Range’s production base. Recall this team generated approximately $200 million of incremental free cash flow for EQT last year, and expanding that capability across the combined production base represents a meaningful opportunity to enhance realizations and margins without relying on higher commodity prices.

Wrapping up, when we announced the Equitrans acquisition in 2024, we set our goal was to buy wonderful businesses at fair prices rather than fair businesses at wonderful prices. That same principle applies here. Range is a wonderful world-class asset and more importantly, we believe it becomes even more valuable as part of the EQT platform. This combination takes two already differentiated companies and puts them in a class of their own, and we’re incredibly excited about what lies ahead for EQT and our combined shareholder base.

With that, I’ll turn the call back over to Toby.

Toby Rice: Thanks, Jeremy.

In closing, I want to thank everyone at EQT and Range who helped make today’s announcement possible. To the Range team, I’ve watched firsthand over the years as you built an exceptional company with a world-class asset base.

I know the work and determination behind what you’ve accomplished and the results speak for themselves. 20 years ago, as Range pioneered the discovery of the Marcellus, you told the world, drilling is just the beginning.

Today this transaction recognizes everything you’ve built and marks the beginning of what we get accomplished together.

EQT and Range Strategic Combination Conference Call

Now we tell the world this combination is just the beginning. This combination establishes EQT as the clear leader across every dimension that matters in our industry, inventory quality and duration, cost structure, financial strength, free cash flow generation and long-term growth potential. Together, these advantages establish what we believe is the most compelling investment proposition in the energy sector, combining exceptional downside resilience with differentiated long-term upside potential.

We have a tremendous opportunity ahead of us, and we look forward to working together to realize the full potential of this combination, creating lasting value for all of our stakeholders.

With that, we’ll open the line up for questions.

QUESTION & ANSWER:

Operator: (Operator Instructions) Your first question comes from the line of Neil Mehta with Goldman Sachs.

Neil Mehta: Yes. Toby, Dennis, congratulations to both of you. Maybe just can you just give us a little bit of background here on how this came together? Any background you can provide about the process? What is the competitive process?

Is this something that you guys have been talking about potentially for a while? Just any perspective you can provide about how this all came together.

Toby Rice: Yes. Thanks, Neil.

Well I think the investment community has identified the merits of a potential combination.

I mean it makes so much sense for the reasons that we laid out in our deck. This combination creates undisputed natural gas champion that checks the box on every metric that matters for an energy business, we significantly advanced EQT with this transaction.

So it’s made a ton of sense.

But as far as a timing perspective, I think the one catalyst for us that really opened our eyes on this opportunity, why now is the emergence of this demand that’s showing up in our backyard in Appalachia. And I think the opportunity that it presents for both of our companies just allows us to compete more aggressively to win these opportunities.

When you look at the asset base that we have at EQT, we’ve stated our productive capacity could be north of 12 Bcf a day. And you look at what Range brings to the table, and they’re 2.5 Bcf a day they’ve stated in the past that they could double that production base and hold it flat for 15 years. That’s a five Bcf a day productive capacity.

EQT and Range Strategic Combination Conference Call

Put those together, we have a productive capacity of 17 Bcf a day looking at an opportunity set that’s — could be 20 Bcf a day seeing how we can put these companies together and take a significant piece of this opportunity.

I think to me was the compelling catalyst for us to act now.

Neil Mehta: Great. And then a follow-up, this might be for Jeremy.

I just — as we try to pencil out the accretion, how should we think about that as we think about ‘27, ‘28 on either free cash flow per share or EBITDA basis? And just any advice about thinking about the modeling of that dynamic?

Jeremy Knop: Yes, Neil, I would take the approach of putting both businesses together from the public financials and the synergies that we’ve guided to or almost entirely on the operating expense side as opposed to the capital. Range, as everybody knows, is a fantastic operator.

I think there are learnings from the Range operating team and I think will take a best of both approach.

But I would expect most of the synergies to show up on the operating expense side.

Operator: Your next question comes from the line of Betty Jiang with Barclays.

Betty Jiang: Congratulations on the deal. My first question is on the 30-year plus inventory. Clearly, that’s going to be a huge differentiator.

But historically, the market is just unlikely to give you full credit for resources that’s super far out.

So how do you think about maximizing the value of that inventory over time and help to showcase to the market to optimize our value as well.

Toby Rice: Yes, Betty, great question.

We believe that our inventory is one of the most underappreciated aspects of our companies. And the way that we’re going to monetize that and show the value there is by signing up for this long-term demand and competing to capture this. These supply contracts will give us the opportunity to sustainably grow our businesses and that’s how we’re going to be able to showcase the quality of this deep inventory we have is going to be converting that into demand and sustainable production growth.

Betty Jiang: If I could follow up just on that.

EQT and Range Strategic Combination Conference Call

I think historically, for EQT, the optimal level may be in the low- to mid-single-digit level and then have that growth meaning capturing a portion of demand. Does that change or philosophy change given this transaction?

Toby Rice: No, Betty, I think one thing we want to make clear with this transaction, while this is transformative to the quality of the business and a lot of things that we’re incredibly excited about. From a strategic execution standpoint, our strategy remains unchanged.

We still are going to have a commitment to quality, our sustainable growth.

We’re still going to have a commitment to making sure that’s sustainable and it follows demand. And we will have the ability now to allocate volumes that are flowing above ground to fill these contracts and look to backfill these over time.

And you’re on point with sort of the mid-single-digit growth is sort of a good ballpark for how we think about the growth rate that we’ll look at for.

Jeremy Knop: Yes, Betty, I would think about it as same strategy, same framework just really enhancing our ability to execute that at even greater scale and capture even more opportunities.

So it’s really about supercharging the plan we already had in accelerating that with even more confidence than we had before. And that’s really why, as Toby said a few minutes ago, why now why the deal made so much sense. That’s really what puts it all together.

Operator: Your next question comes from the line of Arun Jayaram with JPMorgan.

Arun Jayaram: Yes. Toby, Dennis, congratulations on this transaction. Toby and Jeremy, I was wondering if you could comment on how you believe this deal will help unlock the next wave of demand for EQT. And maybe you could comment on what you’re seeing at the Clarington, Ohio kind of delivery point which is kind of highlighted some of your enthusiasm about some of the power generation and other supply deal potential at this hub.

Toby Rice: Yes, Arun.

So I’d look at the productive base we have within Appalachia right now which is the big source of demand coming, over three Bcf a day exposed to local markets, that’s before we think about adding the sustainable growth.

So we’ve got a significant amount of supply that we’re going to be able to support gas supply contracts. This long duration inventory that we have is going to allow us to continue to extend that opportunity set.

EQT and Range Strategic Combination Conference Call

And I think when you mentioned the Clarington demand hub that we see rising, we are taking advantage of that with our power pipe which, as you know is going through an open season process right now.

We’re seeing when we’ll have some updates on that in the future. but we’re seeing really strong interest in that. And to have the range asset base next door to this type of asset which allows us to feed even more of that supply to feed that demand is going to set the table for us to create even more gas supply opportunities with that piece of infrastructure.

Jeremy Knop: Yes.

I’d also think about just where the range asset is positioned right there along the Ohio River, it’s almost like beachfront real estate to where this emerging kind of epicenter of growth is really coming from where we see that gas leaving the basin.

So really, what we’re trying to do is position around that, not only core resource but around that core market egress to those new demand centers.

I’d also point out that, that shipping port deal that we have that we announced last year that’s already signed, that is in the middle of Range’s acreage.

So our ability to serve that even more efficiently, I think is a great example of what you can do when you have an even larger asset base. you can provide ultimately better service to customers really at cheaper rates, but actually capture more margin at the same time in the process.

And that’s really the essence of what we’re trying to do here, even just when we look at it domestically and then I think internationally, what this opens up for us to really supercharge what we’re doing in LNG, and I think — when I think about a lot of the conversations we have in the LNG markets, it usually starts with LNG and ends with LPG.

So I think taking the NGL international exposure that Range has already built up and pairing that with our LNG strategy, I think is going to be a really powerful combination.

Arun Jayaram: Great. And just a follow-up, you guys have highlighted a $325 million of annualized baseline synergies.

I wanted to see, Toby, if you can elaborate on the development plan optimization piece of this, I know that EQT has used a combo development scheme to efficiently develop your assets. How is the Range acreage, how could that support kind of combo development in your eyes?

Toby Rice: Yes, Arun, our approach here really is to rightsize the operations to the asset. And I think what you’ve seen Range do with their operating techniques on their asset base, I think is best-in-class for that asset.

EQT and Range Strategic Combination Conference Call

So I would not look at this as us bringing combo development to an area where they’ve already proven exceptional operating capacity in their areas. That said, we will look for combo development opportunities where it makes sense. This is probably going to show up in the drier gas areas.

We do have some good dry gas overlap in Washington County and then the operational scale we have achieved up in like (inaudible) County, it could be some further opportunities for us to take advantage of that.

But I think from an opportunity from a scheduling perspective, we don’t anticipate any scheduling changes.

It’s going to be business as usual, probably for the first 12 months. And then I think from a scheduling perspective, one of the opportunities we have is really taking advantage of some of the bigger picture opportunities, not just optimizing for the laterals or the site but optimizing for the field. And there could be some opportunities where we could move some activity around to better serve the gathering infrastructure that we have in place. And those will be opportunities to bring greater efficiencies.

But I’d say what I’m most excited about is looking at the efficiencies we’re going to bring on the infrastructure level and then also the opportunities we see on the downstream capturing demand set.

Operator: Your next question comes from the line of Phillip Jungwirth with BMO.

Phillip Jungwirth: Congrats on the deal.

It looks like in the deck, you might have raised your Appalachia natural gas demand potential to 25 Bs a day whereas I think last quarter was around 20 Bs a day.

But one, I just wanted to confirm this. And then generally, how are you seeing momentum across in-basin power demand pipeline takeaway especially just given some of the noise around data center construction intra-quarter across different states.

Jeremy Knop: That is a good observation.

We have raised it.

We continue to be in dialogue with probably every party involved.

I’d say that momentum continues to build and that certainly illustrates it.

Look, I think we’re bullish on that opportunity as we’ve ever been right now.

EQT and Range Strategic Combination Conference Call

Really up and down the value chain. And I think look, the goal of this deal is to better position the business to serve these opportunities, help catalyze and bring more of these to fruition. Ultimately, it’s about putting the customers first, kind of the philosophy in which we approach this and having a better business and platform from which to do that, I think will help bring more of this to fruition.

So we’re excited.

Phillip Jungwirth: Great. Then on the gas marketing front, you mentioned the strong commercial capabilities you’ve built in recent years with Range or increasing gas marketing capacity 25%. And was just hoping beyond the higher volumes, you could talk about some of the nuances and how this helps you. And then longer term, do you see opportunities to optimize Range’s margins through just whether it’s gathering, gas FT, liquids FT and optimizing those contracts given the increased scale or just over time as those contracts roll off?

Jeremy Knop: Yes. Great questions.

On the marketing side, a lot of the value does come down to scale, the more scale you have, the more you see in the market. The more you can optimize where those volumes flow.

I think what we even do with our curtailment strategy as an example.

You look at — I think some people don’t realize, we gather about 600 million a day of gas on our Mako system already of Range’s production. Pro forma, when you look at the returns on those wells being dry gas, but with now integrated economics, it’s actually the best across Range’s entire portfolio.

And not only that, it unlocks the ability to pursue the same strategic curtailment strategy across that asset base that we have on our own. That’s a huge value driver for us every year.

I think what we’re doing in the NGL side of the business with the recent Blackline acquisition. And when you look at what we can do through the other facilities on the East Coast, I think there is further upside there just optimizing where all those barrels flow.

And then look, on the midstream side, I think our ability to replicate some of what we’ve done with Equitrans with compression across Range’s asset base, certainly, as you look at growing that business and pulling forward the really deep inventory they have across the Marcellus and across the deeper Utica, I think there’s an enormous opportunity for us, both on the assets we already gather, but also on the other assets that are largely served by MPLX to work with them and further optimize that.

So I think there’s a tremendous amount of value that we’ve only just started scratching the surface on. And that’s really part of some of those upside synergies, why we bucketed that differently.

EQT and Range Strategic Combination Conference Call

It’s hard at this juncture say exactly what those are, but we think there’s a bunch of value there to unlock and do it more efficiently, and we can certainly play a part in that.

Operator: Your next question comes from the line of Josh Silverstein with UBS.

Joshua Silverstein: I just wanted to ask on capital allocation post close. How do you envision free cash flow allocation between debt reduction, buybacks and organic growth. You mentioned that 1x net debt-to-EBITDA target of $2.75.

So do you first go to debt reduction and then the buybacks ramp both companies were on that track to basically ramp buybacks meaningfully next year?

Toby Rice: Yes.

I would say our approach on the capital allocation framework is going to be largely unchanged.

I would note that this transaction does accelerate our deleveraging progress. And when it comes to — will continue to show modest growth on our dividend over time.

But to the point on buybacks, if we were excited about our buyback opportunity.

We’re even more excited with this pro forma combination and our ability to buy back our stock. A couple of things that are really driving deceleration.

One, the deleveraging nature is going to give us more the ability to be more opportunistic. And then the accretion on free cash flow per share, coupled with the synergies that we’ve got are going to give us more capacity to be more aggressive on the buyback when those opportunities present itself.

Joshua Silverstein: Got it. And then just on the $300 million of strategic upside synergies.

Can some of this come kind of post close? Or is this being developed over time that demand wave coming? I’m just kind of curious on the timeframe for that.

Jeremy Knop: Yes.

I think some of it could actually be much sooner.

I’ll give two examples.

One, if we just hold our same 15% of production allocated to LNG, there’d be another two tons that we could sign up for, that’s something we could do sooner.

EQT and Range Strategic Combination Conference Call

Obviously it depends on when those facilities ultimately get built to when the cash flow shows up.

That’s something we not — we don’t necessarily control.

Another example, if we were to replicate a deal like CPVC that we announced last quarter, that could be signed up sooner, but it takes three to five years for that stuff to get built.

So there is value that I would say can be secured, but when it turns into cash flow is a bit of the question.

So again it’s a little different than the traditional synergy that shows up in 12 to 24 months, but I think it’s very real at the same time.

Operator: Your next question comes from the line of Sam Margolin with Wells Fargo.

Sam Margolin: Maybe if we could revisit growth and capital for a second.

I think the context is interesting because both companies were progressing on efficiency, you weren’t static.

So it was becoming easier to grow, in some cases, almost impossible not to grow. And so the question is, do you see maybe like a rebalancing of capital where a little bit more goes into midstream to balance out the midstream connectivity between the two assets? Or are you comfortable just continuing to realize upstream efficiencies and growing on your baseline activity level?

Toby Rice: Yes.

I think one thing we’re excited about, midstream optimization efficiencies that we can gain from investments in compression are going to be some of the highest return investments that we can make fastest payback.

So those will be at the top of the list.

It’s one of the reasons why we prioritize those there since taking over E-Train.

So we’ll look at those opportunities.

I think our growth — our ultimate growth plans are really going to be governed by the amount of demand that we have and making sure that we’re not overwhelming the demand, and we’re being thoughtful about how we allocate volumes into that demand as it shows up over time.

EQT and Range Strategic Combination Conference Call

But I think like I said before mid-single-digit growth, I think is certainly achievable for these organizations. And our opportunities to capture more demand, I think we’ll govern the size of that.

Sam Margolin: Okay. Understood. And then maybe just Jeremy made a remark about LPGs and NGLs, if we could dive into that, maybe just with a little bit more detail because Range did historically spend a lot of time talking about just the NGL macro. And I think you’ve expressed that you’re constructive on it, but maybe if anything’s changed on that front for you in the last six months or so, notwithstanding external events, that maybe induced the timing of this or just reengaged you in a different production mix?

Dennis Degner: This is Dennis. Maybe I’ll jump in here for a quick second.

I think the NGL piece, as you said, has been a hallmark a part of the Range story.

We see this as being a part of a few different aspects of this combination and one is going to add some additional durability to the pro forma business as we go forward.

I think when you look at the duration also for the inventory that Range we bring into this combination and the marketing skill sets that both Range and EQT bring to this process.

We think it really expands the ability to touch on something that I think you’ve heard both Tony and Jeremy reflect on, and that is enhancing margins.

And so we think that then enhances the durability to the business going forward.

I think you’ve seen a real pullback in some of the inventory levels on the LPG front over the balance of the past, we’ll call it, six to eight months, that’s been nice to see.

We’re still a little bit elevated on that front.

But as we get ready to go into the winter months here, we’re still continuing to be more and more optimistic storage levels get renormalized.

And of course winter demand always plays a strong part in the equation.

I think exports has continued to also reflect a strong output part of this conversation where you’re in excess of 2 million barrels a day on a repeatable basis, again back to the durability of supporting that for our business.

So as we get into 2027, we fully expect prices to continue to show strengthening stock levels to get renormalized. And again as you look at this pro forma entity we’re adding some diversity in how we think about the future of meeting demand, both domestically and globally as well.

EQT and Range Strategic Combination Conference Call

Operator: Your next question comes from the line of John Abbott with Wolfe Research.

John Abbott: Doug is currently traveling.

I guess first question really is on potential asset sales. When you sort of think about your pro forma footprint.

Is everything core? Are there things, areas that you could potentially trim?

How do you think about potential asset sales post the deal?

Toby Rice: Yes. John, I’d say all of our assets are up for sale.

We will rationalize the assets that we have and make sure we’re putting dollars and investing in the best return projects.

We have sold assets in the past.

We’ll continue to look at that.

And I think we just pair that up with what we see as a pretty tremendous demand set up and the value of this inventory starting to become appreciated as we look to sign up for this demand and accelerate some of the growth, the production growth from these assets.

John Abbott: All right. And for the second question, I did drop off for a short period side, so I apologize if this was already asked.

But do you envision any sort of FTC issues just given the size of the position that you would have in the Marcellus getting the deal done?

Toby Rice: No. We do not.

Operator: Your next question comes from the line of James West with Melius Research.

James West: Congratulations. Toby curious, we’ve always thought your growth integration was a competitive strength here. And so adding the midstream assets to range is going to be I think a home run.

Could you maybe comment — you commented a little bit in the Q&A, maybe elaborate more on how you envision that unfolding?

Toby Rice: Yes.

EQT and Range Strategic Combination Conference Call

I mean we’ve got our playbook set up, and we’re excited to continue the execution of what is a proven program. This will be part — just assessing the gathering system pressures, the timing of the volumes when they’re coming in line and opportunities to smooth that out and optimize is sort of the standard approach that we’re taking.

I’ll tell you another part of our integration playbook which doesn’t get as much air time but one part that we’re really excited with this Range integration is identifying best practices. And I think when you look at the operational skill sets that Range brings to the table, I mean super technical on the subsurface, getting every value out of every molecule of liquids that gets produced these are all best practices that we’re going to be looking to incorporate into EQT, and we’re really excited about learning from who we believe is a top operator in Appalachia.

James West: Got it.

Okay. Maybe a follow-up on my side from the LNG, LPG aspect and the export aspect, does this the transaction, would you anticipate signing up more offtake agreements in the near term?

Jeremy Knop: Yes.

I would say it depends on the economics.

I think the trend more likely that we’re seeing is that end users are the ones who are going to pick up a lot of that capacity.

As we see basis tightening taking on FT is effectively the opposite positioning for something like that.

So I think we’re more excited about the in-basin demand opportunities.

And actually maybe shedding some of that FT we have right now like our Rover capacity which is out of the money.

I’d say the other thing that we’re excited about, though, as we probably shed some of that roll off which is an opportunity both we and Range have, it just takes time it’s actually just continuing to pick up more LNG capacity across the larger asset base.

I mean the way we look at it at a high level is that molecule as part of the EQT platform is just simply worth more.

It’s not just we can do things a little cheaper. Range is an extremely efficient operator, one of the best in the basin, but once you get that molecule out of the wellhead, what can you do with it to maximize value through the entire value chain. And that’s really where our focus is right now.

And LNG is a huge piece of that.

EQT and Range Strategic Combination Conference Call

Toby Rice: Yes, James, just what that could look like.

I mean our — another part that is going to stay consistent in sort of our percentage of production that’s exposed to international volumes, and we — coming into this, it was about 15% if we maintain that level of exposure to international markets, that would give us the capacity to add approximately 2 million tons per annum of incremental LNG to account for the range volumes.

So we’ll see if those opportunities are worthy of executing, but that’s sort of the capacity and how we’re thinking about it.

Operator: Your next question comes from the line of Bob Brackett with Bernstein Research.

Bob Brackett: Congratulations.

I do want to highlight that October 26 is actually the 22nd anniversary of [RENS number1] the well that range drilled that actually unlocked the Marcellus.

So it’s an auspicious day the combination. My question would be talking a little bit around the mid-single-digit growth that feels more of a forecast if there’s end-user demand creation, if there’s demand pull growth as opposed to a target, we’re going to grow that rate to grow.

Is that a fair way to think about it?

Toby Rice: Yes. There’s a bunch of if’s there.

I mean that’s why I think when we talk about our growth, we don’t just talk about growth, we talk about sustainable growth and making sure that demand is there before we bring those volumes up as a key part of it.

But Dennis, did you know that today was the 22nd anniversary?

Dennis Degner: I knew that it was in the month of October.

I didn’t have that specific date in my head, but I knew October was the anniversary month.

Toby Rice: Is this destiny, I don’t know.

I don’t know. Bob, thanks for bringing that cool stat.

Operator: Your next question comes from the line of Gabe Daoud with Truist.

Gabe Daoud: Congrats Toby and Dennis on the transaction.

EQT and Range Strategic Combination Conference Call

Super exciting Maybe a quick one for me. Just back to the growth commentary again.

So fair to assume and I think Toby, you mentioned this probably everything stays the same for the next 12 months, but so Range is still executing against the growth plan through ‘27.

Is that the way we should still think about it?

Dennis Degner: Yes. Good question. This is Dennis. Right now we’re still on track to finish the year with, we’ll call it, year two of the multiyear growth plan. Plans are in motion and refinement on how we’ll think about the execution for 2027 but at the highest level, we are executing 2027 as planned for that last leg of our multiyear growth plan.

Toby Rice: Yes. And our plan is to continue that cadence with Range.

Gabe Daoud: Okay.

Okay. Got it. And then actually, just a quick follow-up on 2027, is there any change on how we should view like the pro forma cash tax implications or position?

Jeremy Knop: No. Nothing as it relates to the transaction.

Operator: Your next question comes from the line of David Deckelbaum with Stifel.

David Deckelbaum: Congrats to Toby and Dennis on the deal.

I did want to follow up just on overall.

I know you talked about this in multiple different ways about seeing the benefits of the pro forma combo. You highlighted the 20 Bcf a day of in-basin demand potential really beyond 2030.

So I guess just timing-wise, we talked about sort of keeping the plan the same in ‘27 and perhaps building a higher sustainable level beyond that.

When you’re looking at the addressable demand, are you seeing the pace of that coming forward in terms of negotiations that you felt like you had to get this deal done now? And are the — is the quantum of these deals on an individual basis now just getting larger in terms of negotiations on how much supply might be dedicated here?

Toby Rice: Yes.

As for the timing of this demand, I mean this is — the demand that we’re seeing that’s adding to this is showing up 3-plus years out. And so this is all about preparing today for what that future will look like. Yes.

EQT and Range Strategic Combination Conference Call

I mean the volumes of these continue to surprise us that they continue to get bigger, just the quantity of this.

And I’ll tell you that the next leg here, when we look at the Range asset base being in close proximity to the Ohio River, these rivers are home to a number of brownfields, and we think there will be continued identification of opportunities, whether that’s power generation or advanced manufacturing to be attracted to Appalachia brownfields.

David Deckelbaum: I appreciate that. And then maybe just a follow-up on just the forward plan. You talked about the $325 synergies and the $300 million upside.

I guess — within that, how are you guys thinking about the impact of midstream investments, especially on the Range side? That’s obviously been a huge benefit to the EQT side, particularly around sort of enhancing the base decline and reducing downtime and being able to allocate towards higher return areas and maybe — how soon should we expect these kind of investments on the midstream side, particularly areas like compression on that Range base?

Toby Rice: Yes.

One thing I think that’s important for us to call out with these synergies Jeremy talked to the timing of the upside synergies being a little bit longer term in nature.

But even in the base synergies, we are giving ourselves time to pace that out over the next two to three years.

So there will be time for us to do sort of the advanced planning today and set this infrastructure motion to be deployed, call it, over the next 24 months. This is something where we need — as far as how this is going to translate to capital spending and the investment opportunities.

That’s what we’re going to be rolling up our sleeves on and one of the first answers we’re going to be looking to — first question is going to be looking to answer just given the high return nature of these opportunities.

So more to come on that.

Operator: Your next question comes from the line of Bertrand Donnes with William Blair.

Bertrand Donnes: Congrats on the deal. You kind of brushed on it, but I just want to understand this kind of more pointedly correctly.

Could you talk about how much the liquids upside factored into the decision to make the acquisition was the rationale justified just based on the core gas business and then the liquids upside was just cherry on the top.

EQT and Range Strategic Combination Conference Call

Or was the liquids component a key pillar in the rationale? And if so, is that what we should look for after you’ve digested this deal maybe in a few years when you’re looking for more?

Jeremy Knop: The liquids are about durability and cost structure diversification. That was an added benefit that came with the deal.

But make no mistake, the real goal here is around the natural gas side and the growth of that business.

We’re also seeing a lot of promising kind of early indications and results, especially from like the Olympus acreage, but also just under our core EQT acreage and also Range’s acreage in the deep Utica.

We think that is an enormous resource to be unlocked, all dry gas that’s available primarily to EQT and range in the basin.

And so that’s really our focus.

I think the liquids are a benefit, but definitely not the strategic reason to do the deal.

Bertrand Donnes: Got it. And then the second one on the marketing side now that you guys have kind of moved into the first place slot, — is it going to be a typical marketing arm where it’s its own subsidiary with its own incentives? Or is this a more integrated version where you might be the largest, but it’s just a part of the larger EQT entity?

Jeremy Knop: I think that might evolve over time.

I mean certainly, once our LNG capacity comes online, I think we might have to think about accounting for it a little bit differently.

But I think for 2027, I wouldn’t expect any change.

Bertrand Donnes: Okay.

So maybe just ask differently, is it going to have its own line item? I would imagine investors value a marketing multiple a little bit differently.

I’m just wondering if it’s broken out that way for the Street.

Jeremy Knop: Certainly not in 2027, but in the future, that might change.

Operator: Your next question comes from the line of John Annis with Texas Capital.

John Annis: Congrats on the deal.

EQT and Range Strategic Combination Conference Call

For my first one, does the combined liquids position create sufficient scale to pursue different processing, fractionation or export arrangements and could EQT eventually consider greater ownership of liquids infrastructure.

Toby Rice: Yes. Certainly, that’s going to be one of the benefits of scale as it increases the ability to invest in infrastructure, whether that’s midstream or processing.

I will say one of the areas that we’re looking at is with our [Clear Fork] processing facility, we’ve got capacity to potentially expand that.

So that will be something that we’ll look for more on our side. Range has commitments in place with MarkWest, but there will still be some optimization opportunities that we’ll be able to look for.

And we look forward to going through those optimizations with MarkWest themselves.

I mean when we took over EQT, one of our biggest focus items was working with our midstream provider E-Train to create a more efficient solution that creates more value for both the operator and the service providers, and that will be a big focus in this integration, working with MarkWest.

John Annis: I appreciate that color. Toby, maybe for my follow-up, I’m curious, as you went through diligence, where did you become more constructive on the opportunity of combining with Range then where you were at, at the start of the process.

Toby Rice: Yes.

I would say probably the most impressive thing about the Range asset base was the depth and quality of their inventory.

I think that has been probably the most impressive part of the story, and I think there’s things that you can see only when you get in from doses you’re not going to see from the mileage you get for (inaudible).

So that certainly was the biggest focus for us and the asset base that Range has, I think is our expectations.

We’re incredibly excited about that opportunity.

Jeremy Knop: Yes. It was pretty amazing.

I mean we thought we knew the range assets well are on the other side of the fence line from us both in Southwest and Northeast Pennsylvania.

EQT and Range Strategic Combination Conference Call

Once we got under the tent well I think our eyes are really open.

I think Dennis and the team did a great job just laying that out for us and helping us better understand it in a way that even if we hadn’t entirely appreciated from the outside with public data.

So look, we couldn’t be more excited.

We think from a value standpoint, it makes all the sense in the world, and we look forward to walking everybody through that and help and tell that story.

So that is fully appreciated.

Operator: Your next question comes from the line of Leo Mariani with Roth.

Leo Mariani: Yes. A quick question here for Dennis. Just wanted to get a sense that you guys kind of broadly looked at other combinations for Range or is this pretty much more of just a negotiation with EQT?

Dennis Degner: Yes. Thanks for asking the question.

I think when you take a step back and you look at the approach that our Board has taken a management team over the past several years, I think something you’ve probably heard both Toby and Jeremy reflect on is that they understand Range pretty well. And I think we share the same view.

We feel like we’ve understood the opportunity set in the basin at a very good level.

And then, of course when this opportunity presented itself to have a conversation about combining the organizations, I think it really presented a unique opportunity that was different than the other opportunities here in Appalachia. And again whether it’s scale, how you look at vertical integration, upside opportunities, enhancement of margins through the marketing combination and, of course the LNG and NGL export international market exposure.

I think all of that combination started to really separate itself versus the other opportunities in the region.

But simply put, we were also comfortable in the go-to loan case because of the inventory and the duration that we had, and we share a lot of common vision around the future demand that was coming into the basin.

But as you started to really look at this combination, it presented a force multiplier type moment for our organizations as we plan for that durability and also that demand that’s coming toward us.

EQT and Range Strategic Combination Conference Call

There’ll be more information that comes out with the filings here in the future on kind of those details, but we saw this as just being the leading combination.

Leo Mariani: That makes a lot of sense, Dennis. And then just quickly for the team at EQT. Just curious if you can give us kind of like a high-level thumbnail sketch of kind of how you got to the roughly 21% premium versus Friday’s close for range? What were the key metrics that you guys looked at there?

Toby Rice: Yes. I think it’s important for us. And looking at this premium, obviously it needs to be attractive for a world-class organization like Range to come on board.

But I think for us, we needed to stay disciplined and make sure that we’re still showing accretion on value. And specifically on free cash flow per share, NAV per share, we’ve checked the box if this is an accretive transaction.

And I think the other point that’s worth mentioning is that there’s not a lot of targets that we would be talking about and because we need to check the box and the strategic nature of this business and this transaction checks the box there as well. When you’re talking about cost structure. This is going to be $0.10 accretive to our cost structure.

Inventory quality duration, we spoke a lot about how this complements and supports the ability for us to fill in our sustainable growth strategy.

And then from a balance sheet perspective, we’ve got a — I mean it is deleveraging and it’s going to allow us to continue to have a fortress balance sheet which is going to give us tremendous optionality in the future.

So Range truly was unique, but that’s sort of — I would say we were disciplined, but we’ve checked a lot of boxes, and we feel really good about the outcome of this deal.

Operator: Your next question comes from the line of Noel Parks with Tuohy Brothers Investment Research.

Noel Parks: Good morning. A couple of questions ago.

Someone touched on something that have been in my mind as well. And it was the discussion of once you really got onto the hood, you were able to recognize value beyond sort of what was available publicly.

I just wondered if you could just give an example of that because I think the first question in my mind when I heard about the transaction was Range, especially has had keys of potential of inventory that you’ll go so far beyond what we’ve been used to talking about for a decade in terms of just proved reserves.

EQT and Range Strategic Combination Conference Call

So very interested to hear about maybe an example of what really made you sort of spark up about this being the deal on the time.

Toby Rice: Yes.

So on the Marcellus, I mean you’ve heard the Range management team talk about their world-class inventory for a long time.

I think for us to see that firsthand, see the pressure data, see the recoveries that they have a gas in place estimates they’ve done.

I mean like I said, they’ve done an incredibly fantastic job on the technical understanding of the subsurface. These are opportunities that we’re going to look to bring over on the assessment of our asset base.

So the Marcellus, I think was fairly straightforward in eye opening.

But other resources, we’re both doing exploratory work on the Utica. And so when you pair up the data that we’re both capturing put that together and you look at the leasehold positions that we have, the work that we’re doing is going to translate to inventory creation on the Range side. And similarly, what Range is doing is going to translate to upside from EQT.

And that really is more focused on the deeper Utica, but all of this just gives us greater inventory confidence, and we’re going to get value for that by signing up for this long-term demand, and bringing sustainable growth to this organization.

So that’s the setup.

Noel Parks: Great. And of course (inaudible) positioning a lot of continuous acreage. Just wondering, overall, any thoughts on the land strategy going forward? I don’t know if there are sort of overlap filling trading opportunities unlocked and just like to get a sense of maybe the scale of those?

Toby Rice: Yes.

I think we continue to be intelligent about the dollars we put towards land.

I think it is important to note we have a very large HBP position with minerals, Range similarly as well as a large HBP position.

So we’ll continue to be opportunistic. And I’ll tell you, we’re going to still have to compete for the land that we pick up.

EQT and Range Strategic Combination Conference Call

Both organizations have robust land departments, and we are going to need to put those skills to work to fill in opportunities ahead of the drill bit.

But this is more of just continuing the great work that we do every day on the land front.

Operator: There are no further questions at this time. This concludes today’s call. Thank you for attending.

You may now disconnect.

STRATEGIC COMBINATION America’s Undisputed Natural Gas Champion October 26, 2026

World-Class Assets

- **Largest U.S. Natural Gas Producer**
  >9 Bcfe/d pro-forma net production (~88% gas)
- **Peer-Leading Cost of Supply**
  <$2/MMBtu unlevered free cash flow breakeven[1]
- **Adjacent, Complementary Assets**
  ~2.8 MM net acres, 30+ years of high-quality inventory
- **Vertically-Integrated Producer**
  >3,700 miles of pipelines
- **Leading Marketing Platform**
  >10 Bcf/d marketing capacity
- **Fortress Balance Sheet**
  BBB quality credit at close, 0.6x YE27E leverage[2]

World-Class Platform



NEPA
~195k core net acres
OH
~85k core net acres
SWPA
~1,000k core net acres
WV
~345k core net acres
EQT Core
Range Core

~2,000 miles gathering lines | **~475 miles** water lines | **~1,250 miles** FERC transmission[3]

~225 MMcf/d processing | **~850k hp** compression | **>40 Bcf** gas storage | **~46 MM gal** propane storage[4]

Critical infrastructure spanning the largest Appalachian resource base

1. Unlevered FCF breakeven is defined as the average Henry Hub price needed to generate positive unlevered free cash flow (a non-GAAP measure, see appendix for definition). 2. Non-GAAP measure, see appendix for definition. 3. Operated pipeline, includes MVP. 4. Located in New England.

2

Peer-Leading Breakeven Cost Structure (1) Unlevered FCF Breakeven ($/MMBtu) $ $4 4.00 .00 $ $3. 3.0 00 0 Added Liquids Exposure Further Strengthens Breakeven $60 WTI $ $2 2.00 .00 $70 WTI $80 WTI $90 WTI $ $1 1.00 .00 A B C D E 1. Non-GAAP measure. See appendix for definition. Peer data based on peers’ public disclosures and guidance, modeled internally. Peers include AR, CNX, EXE, GPOR, INR. 3

World-Class Asset Quality and Duration

Years of High-Quality Inventory

<$3.00/Mcf breakeven


30
20
10
–
Long-duration, low breakeven inventory drives durability of business for decades to come
A
B
C
D
E

Source: Pro forma years of inventory based on internal data. Peer data sourced from Enverus 2Q26 Gas NAV Compass. Net inventory life calculated on a 10,000-ft lateral equivalent. Shown at $65/Bbl WTI breakeven (converted using 20:1 Oil:Gas). Includes sub-$3.00/Mcf breakeven inventory only. Peers include AR, CNX, EXE, GPOR, INR.

4

Sales Portfolio Positioned to Serve Growing Demand 20% 2030E+ Scaled & diversified 37% Natural Gas Regional sales portfolio Exposure 14% LOCAL MIDWEST 10% 18% INTERNATIONAL Domestic & international LPG Local & Northeast pricing exposure East EAST Midwest Gulf International Upstream supply & inventory depth to GULF match contracts ANNOUNCED & IN-PROGRESS DATA CENTER CAPACITY INTERNATIONAL 500+ MW 100 – 500 MW <100 MW LNG Source: Data center details from Aterio. 5

Operator of Choice for New In-Basin Demand Projected Appalachian Natural Gas Demand Growth (Bcf/d) PRIMED FOR 25 LARGE-SCALE DEMAND CAPTURE Production Scale 20 ✓ Owned Infrastructure ✓ 15 Scaled Marketing Platform ✓ 10 Inventory Duration ✓ Demand Secured 5 Operational Excellence ✓ 0 Investment Grade Credit ✓ 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 In-Service In-Progress Planned Combined platform carries all the key attributes for unlocking incremental in-basin opportunities 6

Leading Natural Gas Marketing Platform 2025 Top U.S. Natural Gas Marketers (Bcf/d) 10 8 6 4 2 - + Source: 2025 NGI, FERC 552 data only. 7

Optimizing Value Across The Asset Lifecycle Traditional Corporate & Operations Synergies Post-Production Value Optimization $325 MM Baseline >$300 MM of Strategic Upside Operational efficiencies Midstream system optimization Reduced capital costs Gas, LNG & LPG marketing optimization Development plan optimization Premium supply deals Lower lease operating expenses End-user new demand creation Reduced corporate overhead 8

Proven Track Record of Exceeding Synergy Targets >100% Beat >$500 MM $425 MM >50% Beat Total >$60 MM >40% Beat ~$700 MM $500 MM $250 MM $40 MM Announced Realized Announced Announced Realized Base Realized (Base) (Upside) July 2019 July 2024 July 2025 Systematic approach to integration ensures consistent and reliable capture of synergies 9

Combination Strengthens Balance Sheet (1) Leverage Improvement Fortress Balance Sheet YE27E Lower leverage secures path to credit rating upgrade (1) (1) Net Debt/Adj. EBITDA Net Debt/FCF Strong financial foundation provides durability through the cycle 1.0x 2.5x (0.2x) (0.8x) 2.0x 0.5x 1.5x Strategic Enabler Strong balance sheet is critical for 1.0x capturing new supply agreements Quality credit supports counterparty - 0.5x confidence EQT EQT LOWER LEVERAGE CLEAR PATH TO BBB / Baa2 SUPPLY AGREEMENTS 1. Non-GAAP measure. See appendix for definition. 10

Why Invest in EQT

America's Low-Cost Natural Gas Producer

Premier low-cost business model, generating durable free cash flow through market cycles.

- Operational excellence at scale
- Vertically integrated business model drives unique efficiencies
- Decades of Appalachian drilling inventory provides long-term duration

Peer-Leading Financial Strength

Investment grade balance sheet designed to provide strategic flexibility through all market environments.

- **BBB quality balance sheet**
- >$3.5 B of liquidity
- S&P 500 benchmark inclusion
- America's most valuable natural gas business, a ***combined >$50 B enterprise value***

Long-Term Capital Compounding

Demand-pull growth allows EQT to grow its dividend and buyback stock into a structurally tighter macro environment.

- Sustainable upstream + midstream growth into contractual demand
- Bulletproof, growing base dividend
- Excess free cash flow available for opportunistic share buybacks

LOW-RISK HARD ASSETS ◇ **LONG DURATION RESOURCE** ◇ **GROWTH OPTIONALITY** ◇ **STRUCTURAL TAILWINDS**

11

+ AMERICA’S NATURAL GAS CHAMPION ▶ Largest Natural Gas Producer ▶ Integrated Midstream Infrastructure ▶ Peer-Leading Cost Structure ▶ World-Class Inventory Depth ▶ Leading Marketing Platform ▶ Best-in-Class Demand Capture ▶ Fortress Balance Sheet 12

Appendix

Transaction Overview • Transaction value: >$50 billion pro forma enterprise value • All-stock combination Transaction Structure • Exchange ratio: 0.987x share of EQT for each share of Range • Pro forma equity ownership: ~73% EQT and ~27% Range • EQT’s executive management team will lead the combined company Leadership & • Upon closing, two representatives, including Dennis Degner, from Range will join EQT’s Board of Directors Governance • Headquarters remaining in Canonsburg, Pennsylvania • Unanimously approved by EQT and Range Boards of Directors Approvals & • Transaction subject to EQT and Range shareholder approvals and regulatory clearance Timing • Expected closing in Q1 2027 14

Cautionary Statements This presentation contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are EQT Investor Contacts forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” Cameron Horwitz “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this presentation may include statements regarding the proposed transaction Managing Director, IR & Strategy (the “proposed transaction”) between EQT Corporation (“EQT”) and Range Resources Corporation (“Range”), the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and Cameron.Horwitz@eqt.com anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Caterina Papadimitropoulos Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although EQT believes its forward-looking statements are based Lead IR Analyst on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and Caterina.Papadimitropoulos@eqt.com results may be materially different from the results stated or implied in the forward-looking statements included in this presentation due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the proposed transaction (the “Merger Agreement”); the possibility that shareholders of EQT may not approve the issuance of EQT shares required in the proposed transaction; the possibility that the EQT Media Contact shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the Amy Rogers parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed Head of Strategic Communications transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed Amy.Rogers@eqt.com transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative Range Investor Contacts actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks Laith Sando inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s SVP, Corporate Strategy & IR operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors LSando@rangeresources.com is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the Matt Schmid forward-looking statements in this presentation. IR Manager Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward- MSchmid@rangeresources.com looking statements in this presentation, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results. Range Media Contact This presentation also refers to non-GAAP financial measures, including unlevered free cash flow, adjusted EBITDA, leverage and net debt. These non-GAAP financial measures Mark Windle are not alternatives to GAAP measures and should not be considered in isolation or as an alternative for analysis of the Company’s results as reported under GAAP. Certain items Director Corporate Communications excluded from these non-GAAP measures are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital, tax structure, and historic costs of depreciable assets. MWindle@rangeresources.com 15

Information About Proxy Solicitation Important Information for Investors and Shareholders; Additional Information and Where to Find It In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Range also intend to file other relevant documents regarding the proposed transaction with the SEC. This presentation is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at ir.eqt.com. Copies of the documents filed with the SEC by Range may be obtained free of charge on Range’s website at ir.rangeresources.com. The information included on, or accessible through, EQT’s or Range’s website is not incorporated by reference into this presentation. Participants in the Solicitation EQT and Range and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026. To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026. To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This presentation relates to the proposed transaction. This presentation is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange, or the solicitation of an offer to buy, sell or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 16

Non-GAAP Financial Measures Adjusted Operating Cash Flow, Free Cash Flow and Unlevered Free Cash Flow Adjusted operating cash flow is defined as net cash provided by operating activities less changes in other assets and liabilities. Free cash flow is defined as adjusted operating cash flow less accrual-based capital expenditures and capital contributions to equity method investments. Unlevered free cash flow is defined as free cash flow, less interest expense. EQT’s management believes that these measures provide useful information to external users of EQT's consolidated financial statements, such as investors, industry analysts, lenders and ratings agencies, regarding EQT's liquidity, including EQT's ability to generate cash flow in excess of its capital requirements and return cash to shareholders. Adjusted operating cash flow, free cash flow and unlevered free cash flow should not be considered as alternatives to net cash provided by operating activities or any other measure of liquidity presented in accordance with GAAP. EQT has not provided projected net cash provided by operating activities or a reconciliation of projected adjusted operating cash flow, free cash flow or unlevered free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. EQT is unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. EQT is unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its payments and its customers' payments, with accuracy to a specific day, months in advance. Furthermore, EQT does not provide guidance with respect to its average realized price, among other items, that impact reconciling items between net cash provided by operating activities and adjusted operating cash flow, free cash flow and unlevered free cash flow. Natural gas prices are volatile and out of EQT's control, and the timing of transactions and the income tax effects of future transactions and other items are difficult to accurately predict. Therefore, EQT is unable to provide projected net cash provided by operating activities, or the related reconciliation of projected adjusted operating cash flow, free cash flow or unlevered free cash flow to projected net cash provided by operating activities, without unreasonable effort. Adjusted EBITDA Adjusted EBITDA is defined as net income excluding net interest expense, income tax expense, depreciation, depletion and amortization, loss on sale/exchange of long-lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that EQT's management believes do not reflect EQT's core operating performance. EQT's management believes that this measure provides useful information to investors regarding EQT’s financial condition and results of operations because it helps facilitate comparisons of operating performance and earnings trends across periods by excluding the impact of items that, in their opinion, do not reflect EQT’s core operating performance. For example, adjusted EBITDA reflects only the impact of settled derivative instruments and excludes the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement. In addition, adjusted EBITDA includes the impact of distributions received from equity method investments, which excludes the impact of depreciation included within equity earnings from equity method investments and helps facilitate comparisons of the core operating performance of EQT’s equity method investments. EQT has not provided projected net income or a reconciliation of projected adjusted EBITDA to projected net income, the most comparable financial measure calculated in accordance with GAAP. Net income includes the impact of depreciation, depletion and amortization expense, income tax expense, the revenue impact of changes in the projected fair value of derivative instruments prior to settlement and certain other items that impact comparability between periods and the tax effect of such items, which may be significant and difficult to project with a reasonable degree of accuracy. Therefore, projected net income, and a reconciliation of projected adjusted EBITDA to projected net income, are not available without unreasonable effort. 17

Non-GAAP Financial Measures Net Debt and Leverage Net debt is defined as total debt less cash and cash equivalents. Total debt includes EQT’s current portion of debt, credit facility borrowings, and senior notes. Leverage is defined as net debt divided by adjusted EBITDA. Net debt is a non-GAAP supplemental financial measure used by EQT’s management to evaluate leverage since EQT could choose to use its cash and cash equivalents to retire debt. EQT’s management believes that this measure provides useful information to external users of EQT’s consolidated financial statements, such as industry analysts, lenders and ratings agencies. Net debt should not be considered as an alternative to total debt presented in accordance with GAAP. EQT has not provided a reconciliation of projected net debt to projected total debt, the most comparable financial measure calculated in accordance with GAAP. EQT is unable to project total debt for any future period because total debt is dependent on the timing of cash receipts and disbursements that may not relate to the periods in which the operating activities occurred. EQT is unable to project these timing differences with any reasonable degree of accuracy and therefore cannot reasonably determine the timing and payment of credit facility borrowings or other components of total debt without unreasonable effort. Furthermore, EQT does not provide guidance with respect to its average realized price, among other items that impact reconciling items between certain of the projected total debt and projected net debt, as applicable. Natural gas prices are volatile and out of EQT’s control, and the timing of transactions and the distinction between cash on hand as compared to credit facility borrowings are too difficult to accurately predict. Therefore, EQT is unable to provide a reconciliation of projected net debt to projected total debt, without unreasonable effort. 18